EXHIBIT 99.1

NXT Energy Solutions Announces New Director

CALGARY, AB, July 2, 2026 – NXT Energy Solutions Inc. ("NXT" or the "Company") (TSX: SFD; OTCQB: NSFDF) today announced that Mr. Marvin Singer is joining the board of directors as the representative for Ataraxia Capital, as per the terms of the Investor’s Rights Agreement between the Company and Ataraxia Capital.

Mr. Singer has been a corporate consultant to private and public companies since January 2020.  In 2019, he retired from practising corporate, securities and natural resources law, most recently as a Senior Partner at Norton Rose Fulbright Canada LLP.  Mr. Singer has extensive experience in structuring and implementing acquisitions, joint ventures, divestitures, mergers, take-overs, corporate reorganizations, financings and corporate governance.  Since retiring he has acted as a director of several Canadian public companies.  Mr. Singer received a LL.B. degree from the Osgoode Hall Law School, Toronto, Canada.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary airborne SFD® survey system, applied in numerous basins around the world, uses the principles of quantum mechanics to infer stress anomalies of exploration interest. The method can be used both onshore and offshore to remotely identify areas conducive to fluid entrapment in order to recommend areas with commercial hydrocarbon and/or geothermal potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Michael Baker

Director, Business Development & Capital Markets

302, 3320 – 17th AVE SW

Calgary, AB, T3E 0B4

+1 403 206 0812

nxt_info@nxtenergy.com

www.nxtenergy.com